U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  March 31, 2004

[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  AMALGAMATED TECHNOLOGIES, INC.

Former Name if Applicable:

Address of Principal Executive Office: 153 East 53rd St., 48th Fl., New York, NY 10022

PART II - RULES 12B-25(B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)    The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ]    (c)    The  accountant's  statement  or other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

       The Registrant could not file its quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2004 on the prescribed filing date for the following reason:

       The Registrant could not file its Quarterly Report on Form 10-QSB for the three months ended March 31, 2004 within the prescribed time period without unreasonable effort or expense because a new executive and financial management team recently joined the Registrant. The new executive and financial management team joined prior to the completion of the Quarterly Report on Form 10-QSB. Accordingly, the new executive and financial management team needs additional time to complete its review of the Registrant's financial results for the three months ended March 31, 2004 before finalizing and filing the Registrant's Quarterly Report on Form 10-QSB.

PART IV - OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification:

       Robert Ellin                                     (212) 521-5180
       President
--------------------------------------------------------------------------------
       (Name)                                     (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

       Amalgamated Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

       Dated this 17th day of May, 2004


                                          AMALGAMATED TECHNOLOGIES, INC.



                                          By:  /s/ ROBERT ELLIN
                                               ----------------
                                               Robert Ellin
                                               President